

Mail Stop 7010

October 4, 2006

By U.S. Mail and Facsimile

Mr. Conrad Nagel
Chief Financial Officer
Sub Surface Waste Management of Delaware, Inc.
6451-C El Camino Real
Carlsbad, CA 92009

> **Re:** **Sub Surface Waste Management of Delaware, Inc.**
> **Form 10-KSB for the Fiscal Year Ended September 30, 2005**
> **Form 10-QSB for the Fiscal Quarter Ended December 31, 2005**
> **Form 10-QSB for the Fiscal Quarter Ended March 31, 2006**
> **Form 10-QSB for the Fiscal Quarter Ended June 30, 2006**
> **File No. 033-03378-D**

Dear Mr. Nagel:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Should your auditor express substantial doubt about your ability to continue as a going concern as of your fiscal year ended September 30, 2006, we remind you to provide a reasonably detailed discussion, in the liquidity section of MD&A, of your ability or inability to finance your operations for the next twelve months as provided in section 607.02 of the SEC Codification of Financial Reporting Policies (FRR-16), *Uncertainty About an Entity's Continued Existence*.

Form 10-KSB for the Fiscal Year Ended September 30, 2005

Management's Discussion and Analysis, page 22

Liquidity and Capital Resources, page 25

2. In your future filings, please expand your disclosure to include a discussion of the significant changes in your working capital. For guidance, see section IV.B. of Release No 33-8350, *Interpretation—Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations*.

3. Please tell us and disclose in your future annual filing how you intend to repay your current note payable to Fusion Capital if they do not exercise their right to convert the outstanding principal and accrued interest into your common stock. In this regard, please also indicate the expected timing of your payment since the note was defaulted on January 31, 2005.

Financial Statements, page F-1

Consolidated Balance Sheet, page F-4

4. Please tell us and disclose in future filings the nature of items contained in the captions, "due from affiliates" and "due to affiliates" as required by paragraph 2 of SFAS 57, *Related Party Transactions*. In addition, please tell us, based on the nature of the items, what consideration you have given to classifying the change in these accounts as an operating activity on your statements of cash flows.

Note A – Summary of Accounting Policies – Concentrations of Credit Risk, page F-11

5. You disclose that the company periodically reviews its trade receivables in determining its allowance for doubtful accounts. However, under your policy on accounts receivable, you disclose that the company records bad debts using the direct write-off method. Please clarify this inconsistency to us and revise your future filings to state the correct policy. Also, please revise your balance sheet in future filings to remove "net" from the caption "accounts receivable, net" should you continue to not record an allowance for doubtful accounts.

Note G- Stockholders' Equity, page F-17

6. Your disclosure indicates that you provided Fusion Capital with warrants to purchase 2,000,000 shares of common stock and the value of such warrants were capitalized as deferred equity issuance costs with an addition to additional paid-in capital amounting $495,000. Please tell us how you determined that it was appropriate to capitalize the warrants as deferred equity issuance costs. Please cite the accounting literature you used to support your conclusion.

7. Your disclosure says that you issued an aggregate of 150,000 shares of Series B convertible preferred stock to your shareholder(s) as collateral for providing letters of credit during the fiscal year ended September 30, 2005. In this regard please tell us when the letters of credit mature and how you determined that it was appropriate to recognize the shares as a deferred financing cost. Please cite the accounting literature you used to support your conclusion. Additionally, it appears that the series B convertible preferred stock has an embedded conversion feature. However, the financial statements do not appear to reflect the value of a beneficial conversion feature. Supplementally tell us your accounting treatment and the accounting literature you used to support your conclusion.

Note H – Stock Options and Warrants, page F-21

8. You disclose that you used a risk free interest rate at grant date of 1.29% in determining the fair value of stock options granted to employees during the year ended September 30, 2004. Please tell us how you determined this interest rate to be appropriate and consistent with the parameters as stated in paragraph 19 of SFAS 123, *Accounting for Stock-Based Compensation*.

9. You disclose that you used the "federal reverse funds guidelines that range from 1.03 to 1.43%" in computing the valuation of warrants issued to non-employees. Please tell us how you determined this rate to be appropriate.

Exhibit 31- Section 302 Certifications

10. We note that you filed an outdated form of certification in your Form 10-KSB for the fiscal year ended September 30, 2005 and Forms 10-QSB for the fiscal quarters ended December 31, 2005, March 31, 2006 and June 30, 2006. Please file an amendment to your Form 10-KSB and Forms 10-QSB for each of the aforementioned periods to provide your certifications using the exact language as provided in Item 601(b)(31) of Regulation S-B.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2006

Consolidated Condensed Statements of Cash Flows, page 4

11. Please amend your Forms 10-QSB for the fiscal quarters ended December 31, 2005, March 31, 2006 and June 30, 2006 to revise your statements of cash flows to show the individual components of investing and financing activities as required by paragraph 31 of SFAS 95, *Statement of Cash Flows*, or tell us why you have not provided this information.

Note C – Capital Stock, page 9

12. Your disclosure states that during the nine months ended June 30, 2006, you issued 1.5 million and 3.6 million of preferred series A stock to your affiliate(s) for payments due of $150,000 and $360,000, respectively. It appears that the preferred series A stock have an embedded conversion feature. However, the financial statements do not appear to reflect the value of a beneficial conversion feature. Supplementally tell us your accounting treatment and the accounting literature you used to support your conclusion.

Item 3 – Controls and Procedures, page 15

13. You disclose that your evaluation of the effectiveness of disclosure controls and procedures was conducted within 90 days of the filing date of your Form 10-QSB. Please revise your disclosure to state that management's evaluation was as of the end of the period covered by the report as required by Item 307 of Regulation S-B. This comment also refers to your Forms 10-QSB for the fiscal quarters ended December 31, 2005 and March 31, 2006. In this regard, please also revise the disclosures in those quarterly filings.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief